                                                                       EXHIBIT A

[GRAPHIC OMITTED]
--------------------------------------------------------------------------------
40 WALL STREET, NEW YORK, NY  10005


July 17, 2007

Tyler Entwhistle
Frank Crystal & Co., Inc.
Financial Square
32 Old Slip
New York, NY 10005

Re:      Kalmar Pooled Investment Trust
         Mutual Fund Bond
         Policy Number 169783445
         Expiration Date: 07/13/2008

Dear Mr. Entwhistle,

We are pleased to enclose Policy Number 169783445 for Kalmar Pooled Investment Trust. We trust that this policy meets with the specifications outlined in our quotation. Please review it carefully to confirm this. Should you detect any problem, please contact me as soon as possible.

For non-admitted policies only, please note that it is your responsibility to comply with current state surplus lines stamping requirements prior to releasing a quote, binder, or policy to an insured.

If commissions or other compensation are payable hereunder, Insurance Producer will comply with all applicable federal and state laws, rules, regulations and/or orders governing disclosure by an agent, broker or producer to an insured or prospective insured of commissions or other compensation.

We appreciate the opportunity to do business with Kalmar Pooled Investment Trust and with you. If you should have any comments, questions, or concerns, please do not hesitate to contact me.

Sincerely,




John Moscato
Underwriter
Phone: (212) 440-3781
Fax:   (212) 440-3700
John.moscato@cna.com

JM/va

[GRAPHIC OMITTED]

                           POLICY TRANSACTION INVOICE


--------------------------------------------------------------------------------------------------------------------
Producer:                                                                            Customer:

TYLER ENTWHISTLE                                                                     KALMAR POOLED INVESTMENT TRUST
FRANK CRYSTAL & CO., INC.                                                            3701 KENNETT PIKE
FINANCIAL SQUARE                                                                     WILMINGTON, DE 19807
32 OLD SLIP
NEW YORK, NY 10005
(212) 504-1896

PRODUCER NUMBER: 700401                                                              CUSTOMER NUMBER: 231111

--------------------------------------------------------------------------------------------------------------------


Columbia Casualty Company hereby submits the following Statement for Policy # 169783445 for KALMAR POOLED INVESTMENT TRUST Policy Period: FROM 07/13/2007 TO 07/13/2008.


--------------  --------   ------------  --------------------  ------  ----------  -----------
POLICY          GROSS      COMMISSION    COUNTER-SIGNATURE     TAXES   SURCHARGE   AMOUNT DUE
EFFECTIVE DATE  PREMIUM    15.00% (MFB)  FEE                   0%      0%
--------------  --------   ------------  --------------------  ------  ----------  -----------
7/13/2007       $5,650.00  $847.50       $0.00                 $0.00   $0.00       $4,802.50

* PLEASE RETURN A COPY OF THIS INVOICE WITH YOUR PAYMENT DUE 30 DAYS AFTER POLICY EFFECTIVE DATE TO:

CNA
CCC FINANCIAL MARKETS
23825 NETWORK PLACE
CHICAGO, IL 60673-1238

PLEASE DO NOT SEND THIS PAYMENT TO ANY OTHER CNA PAYMENT SITE.

Any questions regarding your account please call

CNA Financial Insurance
Phone: (212) 440-3781
Fax:   (212) 440-3700

       This amount will also appear on the CNA monthly statement for this producer number.


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[GRAPHIC OMITTED]                                                                                         DECLARATIONS
40 WALL STREET, NEW YORK, NY  10005                                                   INVESTMENT COMPANY FIDELITY BOND
----------------------------------------                                                 -----------------------------
            CUSTOMER NUMBER                                                                      DATE ISSUED
----------------------------------------                                                 -----------------------------

                231111                                                                            07/17/2007
----------------------------------------------------------------------------------------------------------------------
             POLICY NUMBER              COVERAGE IS PROVIDED BY                                  PRODUCER NO.
----------------------------------------------------------------------------------------------------------------------

               169783445                Columbia Casualty Company                                   700401

                                      (herein called 'Underwriter')
----------------------------------------------------------------------------------------------------------------------
NAMED INSURED AND ADDRESS                               PRODUCER
----------------------------------------------------------------------------------------------------------------------

ITEM 1.   Kalmar Pooled Investment Trust                Frank Crystal & Co., Inc.
          (herein called 'Insured')                     Tyler Entwhistle
          3701 Kennett Pike                             Financial Square
          Wilmington, DE  19807                         32 Old Slip
                                                        New York, NY  10005
------------------ ---------------------------------------------------------------------------------------------------

ITEM 2.  Policy Period:      From  12:01 a.m.  on  7/13/2007  to  12:01 a.m.  on
                             7/13/2008 standard time.

ITEM 3.  Limit of Liability: $ 1,500,000 per Loss.

         Provided, however that if specific limits, either greater or lesser, are inserted opposite any specified INSURING CLAUSE, such specific limits shall be applicable to such INSURING CLAUSES in lieu of, and not in addition to, such bond limit. If "NOT COVERED" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE shall be deemed to be deleted from this bond.

                                            LIMIT OF
         INSURING CLAUSE                    LIABILITY       DEDUCTIBLE
         ---------------                    ---------       ----------

         Fidelity - Blanket                 $1,500,000      $10,000
         Premises                           $1,500,000      $10,000
         Transit                            $1,500,000      $10,000
         Forgery or Alteration              $1,500,000      $10,000
         Securities                         $1,500,000      $10,000
         Counterfeit Currency               $1,500,000      $10,000
         Computer Systems Fraud             $1,500,000      $10,000
         Voice Initiated Transfer Fraud     $1,500,000      $10,000
         Uncollectible Items of Deposit     $1,500,000      $10,000
         Audit Expense                      $100,000        $10,000
                                            $25,000         $5,000

         Provided, that there shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

ITEM 4. The liability of the Underwriter is also subject to the terms of the following endorsements executed simultaneously herewith:

         PRO-4144-A        Ed.01/00-Growth in Size Provisions
         PRO9482           Ed.05/04-Trade and Economic Sanctions Endorsement

ITEM 5.  Notice of claim should be sent to the
         Underwriter at:
                                                      CNA Global Specialty Lines
                                                      Fidelity-Bonding
                                                      40 Wall Street
                                                      New York, NY  10005


G-131698-A
(Ed. date 6/98)

IN WITNESS WHEREOF, the Underwriter has caused this bond to be signed by its Chairman and Secretary, at Chicago, Illinois, but the same shall not be binding upon the Underwriter unless countersigned by a duly authorized representative of the Underwriter.


                                  Countersigned By:
                                                   -----------------------------
                                                     Authorized Representative

[GRAPHIC OMITTED]                      [GRAPHIC OMITTED]
--------------------------------       -----------------------------------
Secretary                              Chairman of the Board

G-131698-A
(Ed. date 6/98)

[GRAPHIC OMITTED]

The UNDERWRITER, in consideration of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the UNDERWRITER by the INSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the INSURED for:

                                INSURING CLAUSES

1.       EMPLOYEE COVERAGE

     Loss resulting directly from Larceny or Embezzlement committed by any Employee, alone or in collusion with others.

2.       PREMISES COVERAGE

     A. PROPERTY

     Loss of Property resulting directly from robbery, burglary, common-law or statutory larceny, hold-up, misplacement, mysterious unexplainable disappearance, damage, destruction or abstraction or removal from the possession, custody or control of the INSURED, while such Property is lodged or deposited within any offices or premises located anywhere.

     B.  OFFICES AND EQUIPMENT

     Loss of, or damage to furnishings, fixtures, stationery, supplies, equipment, safes or vaults (but excluding all electronic data processing equipment) within any of the INSURED'S offices resulting directly from robbery, burglary, common law or statutory larceny or hold-up of such offices, or attempt thereat, or by vandalism or malicious mischief, or loss through damage to any office resulting directly from robbery, burglary, common law or statutory larceny or hold-up of such office, or attempts thereat, or to the interior of any such office by vandalism or malicious mischief, provided, in any event that the INSURED is the owner of such offices, furnishings, fixtures, stationery, supplies, equipment, safes or vaults or is legally liable for such loss or damage always excepting, however, a loss or damage through fire.

3.       TRANSIT COVERAGE

     Loss of Property resulting directly from robbery, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage to or destruction of, while the Property is in transit anywhere:

     a. in an armored motor vehicle, including loading and unloading thereof,
     b. in the custody of a natural person acting as a messenger of the INSURED, or
     c. in the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided, however, that covered Property transported in such manner is limited to the following:

         I.   written records,
         II. securities issued in registered form which are not endorsed or are restrictively endorsed, or
         III. negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

G-131697-A                                                          PAGE 1 OF 15
(ED. 06/98)

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     Coverage under this INSURING CLAUSE begins immediately on the receipt of such Property by the natural person acting as a messenger or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

4.   FORGERY OR ALTERATION COVERAGE

     Loss resulting directly from:

     a. Forgery or fraudulent material alteration of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of Property, or
     b. transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions, advices, or applications directed to the INSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which instructions, advices or applications purport to bear the handwritten signature of any customer of the INSURED, or shareholder or subscriber to shares of an Investment
         Company, or of any banking institution, stockbroker or Employee but which instructions or applications either bear a Forgery or a fraudulent material alteration without the knowledge and consent of such customer, shareholder, subscriber to shares, banking institution, stockbroker, or Employee;

     excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this bond.

     A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

5.   EXTENDED FORGERY COVERAGE

     Loss resulting directly from the INSURED having in good faith, and in the ordinary course of business, whether for its own account or for the account of others, in any capacity:

     a. acquired, accepted or received, sold or delivered, given value, extended credit, or assumed liability in reliance upon any original Securities, documents or other written instruments which prove:

         I.   to bear a Forgery or  fraudulent  material  alteration,
         II.  to have been lost or stolen, or
         III. to be Counterfeit, or

     b. guaranteed in writing or witnessed any signatures upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any Securities, documents or other written instruments which pass or purport to pass title to them.

         Actual physical possession, and continued actual physical possession, of such Securities, documents or other written instruments by an Employee, Custodian, or a Federal or State chartered deposit institution is a condition precedent to the INSURED having relied on such items. Release or return of such items is an acknowledgment by the INSURED that it no longer relies on such items.

     A mechanically reproduced facsimile signature is treated the same as a andwritten signature.

6.   COUNTERFEIT CURRENCY COVERAGE

G-131697-A                                                          PAGE 2 OF 15
(ED. 06/98)

[GRAPHIC OMITTED]

     Loss resulting directly from the receipt by the INSURED, in good faith, of any Counterfeit money orders, currencies or coin of any country.

7.   THREATS TO PERSONS COVERAGE

     Loss resulting directly from surrender of Property away from an office of the INSURED as a result of a threat communicated to the INSURED to do bodily harm to an Employee as defined in paragraphs (1), (2) and (5) of the definition, a Relative or invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such Property:

     a. the Employee who receives the threat has made a reasonable effort to notify an officer of the INSURED who is not involved in such threat, and
     b. the INSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

     It is agreed that for purposes of the INSURING CLAUSE, any Employee of the INSURED, as set forth in the preceding paragraph, shall be deemed to be an INSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

8.   COMPUTER SYSTEMS COVERAGE

     Loss resulting directly from fraudulent entry of data into or change of data elements or programs within the INSURED'S proprietary Computer System or a Computer System operated or used by the INSURED and declared in the APPLICATION, provided that the fraudulent entry or change causes:

     a. Property to be transferred, paid or delivered,
     b. an account of the INSURED, or of its customer, to be added, deleted, debited, or credited, or
     c. an unauthorized account or a fictitious account to be debited or credited.

9.   VOICE INITIATED TRANSACTION COVERAGE

     Loss resulting directly from a Voice Initiated Transaction directed to the INSURED authorizing the transfer of dividends or redemption proceeds of Investment Company shares from a Customer's account, provided such Voice Initiated Transaction was:

     a. received at the INSURED'S offices by those Employees of the INSURED specifically authorized to receive the Voice Initiated Transaction,
     b.  made by a person purporting to be a Customer, and
     c. made by said person for the purpose of causing the INSURED or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.

     In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated Transactions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the UNDERWRITER.

10. UNCOLLECTIBLE ITEMS OF DEPOSIT COVERAGE

G-131697-A                                                          PAGE 3 OF 15
(ED. 06/98)

[GRAPHIC OMITTED]

     Loss resulting directly from the INSURED having credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of said account causes:

     a. redemption's or withdrawals to be permitted,
     b. shares to be issued, or
     c. dividends to be paid,
        from an account of an Investment Company.

     In order for coverage to apply under this INSURING CLAUSE, the INSURED must hold Items of Deposit for the minimum number of days stated in the APPLICATION before permitting any redemption's or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

     Items of Deposit shall not be deemed uncollectible until the INSURED'S standard collection procedures have failed.

11.  AUDIT EXPENSE COVERAGE

     Reasonable expense incurred by the INSURED for that part of an audit or examination required by any governmental regulatory authority or self-regulatory organization and actually conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the INSURED and covered by this bond.


                           CONDITIONS AND LIMITATIONS

1.   EXCLUSIONS

     A. GENERAL EXCLUSIONS APPLICABLE TO ALL INSURING CLAUSES

     This bond does not directly or indirectly cover:

     (1) loss not reported to the UNDERWRITER in writing within thirty (30) days after termination of this bond as an entirety;

     (2) loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. However, this exclusion shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the INSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

     (3) loss resulting from dishonest acts by any member of the Board of Directors or Board of Trustees of the INSURED who is not an Employee, acting alone or in collusion with others;

     (4) loss, or that part of any loss, resulting solely from any violation by the INSURED or by any Employee of any law, or rule, or regulation pursuant to any law regulating:

         a. the issuance, purchase or sale of securities,
         b. transactions   on   security   or   commodity   exchanges   or   the
            over-the-counter markets,
         c. investment companies, or
         d. investment advisors;

G-131697-A                                                          PAGE 4 OF 15
(ED. 06/98)

[GRAPHIC OMITTED]

     (5) loss of potential income including, but not limited to, interest and dividends not realized by the INSURED or by any customer of the INSURED;

     (6) loss resulting from indirect or consequential loss of any nature;

     (7) damages of any type for which the INSURED is legally liable, except compensatory damages (but not multiples thereof) arising from a loss covered under this bond;

     (8) loss resulting from the effects of nuclear fission or fusion or radioactivity;

     (9) loss resulting from the theft of confidential information, material or data;

     (10)costs, fees and expenses incurred by the INSURED in establishing the existence or amount of loss under this bond, provided however, this EXCLUSION shall not apply to INSURING CLAUSE 11.;

     (11)loss resulting from voice requests or instructions received over the telephone, provided however, this EXCLUSION shall not apply to INSURING CLAUSE 7. or 9.

     B. SPECIFIC EXCLUSIONS APPLICABLE TO ALL INSURING CLAUSES EXCEPT INSURING CLAUSE 1.

     This bond does not directly or indirectly cover:

     (1) loss caused by an Employee, provided, however, this EXCLUSION shall not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage to or destruction of Property;

     (2) loss through the surrender of Property away from an office of the INSURED as a result of a threat:

         a. to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger of the INSURED, provided that when such transit was initiated there was no knowledge by the INSURED of any such threat, and provided further that this EXCLUSION shall not apply to INSURING CLAUSE 7., or
         b.   to do damage to the premises or property of the INSURED;

     (3) loss involving Items of Deposit which are not finally paid for any reason provided however, that this EXCLUSION shall not apply to INSURING CLAUSE 10.;

     (4) loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;

     (5) loss of Property while in the mail:

     (6) loss of Property while in the custody of a Transportation Company, provided however, that this EXCLUSION shall not apply to INSURING CLAUSE 3.;

     (7) loss resulting from the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or other Property to the INSURED provided further that this EXCLUSION shall not apply to loss of Property resulting directly from robbery, burglary, hold-up,

G-131697-A                                                          PAGE 5 OF 15
(ED. 06/98)

[GRAPHIC OMITTED]

         misplacement,    mysterious    unexplainable   disappearance,   damage,
         destruction or abstraction from the possession, custody or control of the INSURED.

     C. EXCLUSIONS APPLICABLE TO ALL INSURING CLAUSES EXCEPT INSURING CLAUSES 1., 4., 5.

     This bond does not directly or indirectly cover:

     (1) loss resulting from forgery or any alteration;

     (2) loss resulting from the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud or false pretenses;

     (3) loss involving a counterfeit provided, however, this EXCLUSION shall not apply to INSURING CLAUSE 5. or 6.

2.   DISCOVERY

     This bond applies only to loss first discovered by any partner, director, trustee, officer or supervisory employee of the INSURED during the BOND PERIOD. Discovery occurs at the earlier of such individuals being aware of;

     a. facts which may subsequently result in a loss of a type covered by this bond, or
     b. an actual or potential claim in which it is alleged that the INSURED is liable to a third party, regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT or the exact amount or details of loss may not then be known.

3.   NOTICE TO UNDERWRITER - PROOF - LEGAL PROCEEDINGS AGAINST UNDERWRITER

     a. At the earliest practicable moment, not to exceed thirty (30) days after discovery of loss, the INSURED shall give the UNDERWRITER notice thereof.
     b. Within six (6) months after such discovery, the INSURED shall furnish to the UNDERWRITER proof of loss, duly sworn to, with full particulars.
     c. Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.
     d. Legal proceedings for the recovery of any loss under this bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the UNDERWRITER or after the expiration of twenty-four (24) months from the discovery of such loss.
     e. This bond affords coverage only in favor of the INSURED. No claim, suit, action or legal proceedings shall be brought under this bond by anyone other than the INSURED.

4.   LIMIT OF LIABILITY/NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY

     At all times prior to termination of this bond, this bond shall continue in force for the limit stated in the applicable sections of ITEM 3. of the DECLARATIONS, notwithstanding any previous loss for which the UNDERWRITER may have paid or be liable to pay under this bond provided, however, that the liability of the UNDERWRITER under this bond with respect to all loss resulting from:

     a. any one act of burglary, robbery or hold-up, or attempt thereat, in which no Employee is concerned or implicated, or

G-131697-A                                                          PAGE 6 OF 15
(ED. 06/98)

[GRAPHIC OMITTED]

     b. any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or
     c.  all acts, other than those specified in a. above, of any one person, or
     d. any one casualty or event other than those specified in a., b., or c. above,

     shall be deemed to be one loss and shall be limited to the applicable LIMIT OF LIABILITY stated in ITEM 3. of the DECLARATIONS of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

     All acts, as specified in c. above, of any one person which

     i. directly or indirectly aid in any way wrongful acts of any other person or persons, or
     ii. permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

5.   DEDUCTIBLE

     The UNDERWRITER shall not be liable under any INSURING CLAUSES of this bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the INSURED, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the UNDERWRITER on account thereof prior to payment by the UNDERWRITER of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in ITEM 4. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMIT OF LIABILITY stated in ITEM 3. of the DECLARATIONS.

     There shall be no deductible  applicable to any loss under INSURING  CLAUSE
     1. sustained by any Investment Company.

6.   COURT COSTS AND ATTORNEYS' FEES

     The UNDERWRITER will indemnify the INSURED for court costs and reasonable attorneys' fees incurred and paid by the INSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the INSURED would be entitled to recovery under this bond. However, with respect to INSURING CLAUSE 1. this Section shall only apply in the event that:

     a.  an Employee  admits to being guilty of Larceny or  Embezzlement,
     b.  an Employee is adjudicated to be guilty of Larceny or Embezzlement, or
     c. in the absence of a. or b. above, an arbitration panel agrees, after a review of an agreed statement of facts between the UNDERWRITER and the INSURED, that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.

     The INSURED shall promptly give notice to the UNDERWRITER of any such suit or legal proceeding and at the request of the UNDERWRITER shall furnish copies of all pleadings and pertinent papers to the UNDERWRITER. The UNDERWRITER may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the UNDERWRITER shall be in the name of the INSURED through attorneys selected by the UNDERWRITER. The INSURED shall provide all reasonable information and assistance as required by the UNDERWRITER for such defense.

G-131697-A                                                          PAGE 7 OF 15
(ED. 06/98)

[GRAPHIC OMITTED]

     If the amount demanded in any such suit or legal proceeding is greater than the LIMIT OF LIABILITY stated in ITEM 3. of the DECLARATIONS for the applicable INSURING CLAUSE, or if a DEDUCTIBLE AMOUNT is applicable, or both, the UNDERWRITER'S liability for court costs and attorneys' fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the LIMIT OF LIABILITY stated in ITEM 3. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

     Amounts paid by the UNDERWRITER for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 3. of the DECLARATIONS.

     If the UNDERWRITER declines to defend the INSURED, no settlement without the prior written consent of the UNDERWRITER nor judgment against the INSURED shall determine the existence, extent or amount of coverage under this bond, and the UNDERWRITER shall not be liable for any costs, fees and expenses incurred by the INSURED.

7.   VALUATION OF PROPERTY

     The value of any loss of Property other than books of account or other records used by the INSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such Property on the business day immediately preceding discovery of such loss provided, however, that the value of any Property replaced by the INSURED with the consent of the UNDERWRITER and prior to the settlement of any claim for such Property shall be actual market value at the time of replacement.

     In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties.

     The value of any loss of Property consisting of books of account or other records used by the INSURED in the conduct of its business shall be the amount paid by the INSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the INSURED for the actual transcription or copying of data to reproduce such books of account or other records.

8.   VALUATION OF PREMISES AND FURNISHINGS

     In the case of loss or damage to any office of the INSURED or to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults, the UNDERWRITER shall not be liable for more than the actual cash value thereof, or for more than the actual cost of replacement or repair. The UNDERWRITER may, at its election, pay such actual cash value or make such replacement or repair. If the UNDERWRITER and the INSURED cannot agree upon the actual cash value or the cost of replacement or repair, it shall be determined by arbitration.

9.   SECURITIES SETTLEMENT

G-131697-A                                                          PAGE 8 OF 15
(ED. 06/98)

[GRAPHIC OMITTED]

     In the event of a loss of securities covered under this bond, the UNDERWRITER may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

     The indemnity required from the INSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the UNDERWRITER'S indemnity shall be:

     a. for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT one hundred (100% percent);
     b. for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY- the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;
     c. for securities having a value greater than the applicable LIMIT OF LIABILITY the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

     The value referred to in a., b., and c. above is the value in accordance with SECTION 8, VALUATION OF PROPERTY, regardless of the value of such securities at the time the loss under the UNDERWRITER'S indemnity is sustained.

     The UNDERWRITER is not required to issue its indemnity for any portion of a loss of securities which is not covered by this bond; however, the UNDERWRITER may do so as a courtesy to the INSURED and at its sole discretion.

     The INSURED shall pay the proportion of the UNDERWRITER'S premium charge for the UNDERWRITER'S indemnity as set forth in a., b., and c. above. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the INSURED to obtain replacement securities.


10.  SUBROGATION - ASSIGNMENT-RECOVERY

     In the event of a payment under this bond, the UNDERWRITER shall be subrogated to all of the INSURED'S rights of recovery against any person or entity to the extent of such payment. On request, the INSURED shall deliver to the UNDERWRITER an assignment of the INSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

     Recoveries, whether effected by the UNDERWRITER or by the INSURED, shall be applied net of the expense of such recovery, first to the satisfaction of the INSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY, second, to the UNDERWRITER in satisfaction of amounts paid in settlement of the INSURED'S claim and third, to the INSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the UNDERWRITER shall not be deemed a recovery under this section.

11.  COOPERATION OF INSURED

     At the UNDERWRITER'S request and at reasonable times and places designated by the UNDERWRITER the INSURED shall submit to examination by the UNDERWRITER and subscribe to the same under oath, produce for the UNDERWRITER'S examination all pertinent records, and cooperate with the UNDERWRITER in all matters pertaining to the loss.

G-131697-A                                                          PAGE 9 OF 15
(ED. 06/98)

[GRAPHIC OMITTED]

     The INSURED shall execute all papers and render assistance to secure to the UNDERWRITER the rights and causes of action provided for under this bond. The INSURED shall do nothing after loss to prejudice such rights or causes of action.

12.  OTHER INSURANCE

     Coverage under this bond shall apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of the INSURED, a Transportation Company, or another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.


13.  ADDITIONAL COMPANIES INCLUDED AS INSURED

     If more than one corporation, or Investment Company, or any combination of them is included as the INSURED herein:

     a. The total liability of the UNDERWRITER under this bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the UNDERWRITER would be liable under this bond if all such losses were sustained by any one of them.
     b. Only the first named INSURED shall be deemed to be the sole agent of the others for all purposes under this bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this bond. The UNDERWRITER shall furnish each Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named INSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.
     c. The UNDERWRITER shall not be responsible for the proper application of any payment made hereunder to the first named INSURED.
     d.  Knowledge  possessed  or  discovery  made  by  any  partner,  director, trustee, officer or supervisory employee of any INSURED shall constitute knowledge or discovery by all the INSUREDS for the purposes of this bond.
     e. If the first named INSURED ceases for any reason to be covered under this bond, then the INSURED next named shall thereafter be considered as the first named INSURED for the purpose of this bond.

14. ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION, MERGER OR PURCHASE OR ACQUISITION OF ASSETS OR LIABILITIES - NOTICE TO UNDERWRITER

     If the INSURED, other than an Investment Company, while this bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the INSURED shall not have the coverage afforded under this bond for loss which:

     a.  has  occurred  or will occur in offices or on  premises, or
     b.  has been caused or will be caused by an employee or  employees, or
     c. has arisen or will arise out of the assets or liabilities acquired unless the INSURED

         i. gives the UNDERWRITER written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and
         ii. obtains the written consent of the UNDERWRITER to extend some or all of the coverage provided by this bond to such additional exposure, and

G-131697-A                                                         PAGE 10 OF 15
(ED. 06/98)

[GRAPHIC OMITTED]

         iii. on obtaining such consent pays to the UNDERWRITER an additional premium.

15.  CHANGE OF CONTROL - NOTICE TO UNDERWRITER

     When the INSURED learns of a change in control (other than in an Investment Company), as set forth in Section 2(a) (9) of the Investment Company Act of 1940, the INSURED shall within thirty (30) days give written notice to the UNDERWRITER setting forth:

     a. the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),
     b. the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and
     c.  the total number of outstanding voting securities.

     Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

16.  REPRESENTATIONS MADE BY INSURED

     The INSURED represents that all information it has furnished in the APPLICATION for this bond or otherwise is complete, true and correct. Such APPLICATION and other information constitute part of this bond.

     The INSURED must promptly  notify the UNDERWRITER of any change in any fact
     or  circumstance   which  materially   affects  the  risk  assumed  by  the
     UNDERWRITER under this bond.

     Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for rescission of this bond.

17.  TERMINATION - CANCELLATION

     If the bond is for a sole INSURED, it shall not be terminated or canceled unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination or cancellation.

     If the bond is for a joint INSURED, it shall not be terminated or canceled unless written notice shall have been given by the acting party to the affected party, and by the UNDERWRITER to all INSURED Investment Companies and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination or cancellation.

     This bond will terminate as to any one INSURED, other than an Investment Company, immediately on the taking over of such INSURED by a receiver or other liquidator or by State or Federal officials, or immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the INSURED, or assignment for the benefit of creditors of the INSURED, or immediately upon such INSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

     The UNDERWRITER  shall refund the unearned  premium computed at short rates
     in  accordance  with  the  standard  short  rate  cancellation   tables  if
     terminated by the INSURED or pro rata if terminated for any other reason.

G-131697-A                                                         PAGE 11 OF 15
(ED. 06/98)

[GRAPHIC OMITTED]

     Coverage will terminate as to any Employee:

     a.  immediately  on  any  partner,   director,   trustee,   or  officer  or
         supervisory employee not acting in collusion with such Employee, learning of any dishonest act committed by such Employee at any time, whether in the employment of the INSURED or otherwise, whether or not such act is of the type covered under this bond, and whether against the INSURED or any other person or entity, or
     b. sixty (60) days after the receipt by each INSURED and by the Securities and Exchange Commission, Washington, D.C., of a written notice from the UNDERWRITER of its desire to terminate this bond as to such Employee.

18.  CHANGE OR MODIFICATION

     This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an authorized representative of the UNDERWRITER.

     If this bond is for a sole INSURED, no change or modification which would adversely affect the rights of the INSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

     If this bond is for a joint INSURED, no change or modification which would adversely affect the rights of the INSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured
     Investment Companies and to the Securities and Exchange Commission, Washington, D.C., by the UNDERWRITER.


                                   DEFINITIONS

     As used in this bond:

     COMPUTER SYSTEM means:

         1. computers, with related peripheral and storage components, wherever located,
         2. systems and applications software,
         3. terminal devices, and
         4. related communication networks by which data are electronically collected, transmitted, processed, stored, and retrieved.

     COUNTERFEIT means an imitation of an actual valid original which is intended to deceive and be taken as the original.

     CUSTODIAN means the institution designed by an Investment Company to maintain possession and control of its assets.

     CUSTOMER means an individual, corporate, partnership or trust customer shareholder or subscriber of an Investment Company which has a written agreement with the INSURED for Voice Initiated Transactions.

     EMPLOYEE means:

         1. an officer of the INSURED,

G-131697-A                                                         PAGE 12 OF 15
(ED. 06/98)

[GRAPHIC OMITTED]

         2. a natural person while in the regular service of the INSURED at any of the INSURED'S offices and compensated directly by the INSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the INSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,
         3. an attorney retained by the INSURED and an employee of such attorney while either is performing legal services for the INSURED,
         4. a person provided by an employment contractor to perform clerical, premises maintenance or security duties for the INSURED under the INSURED'S supervision at any of the INSURED'S offices or premises,
         5. an employee of an institution merged or consolidated with the INSURED prior to the effective date of this bond,
         6. a guest student pursuing studies or performing duties in any of the INSURED'S offices,
         7. each natural person, partnership or corporation authorized by written agreement with the INSURED to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:
            a. creating, preparing, modifying or maintaining the INSURED'S computer software or programs, or
            b. acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the INSURED,
         8. a director or trustee of the INSURED, but only while performing acts within the scope of the customary and usual duties of any officer or employee of the INSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the INSURED, or
         9. any partner, officer or employee of an investment adviser, an underwriter (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an Investment
            Company while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Investment Company.

     The term Employee shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

     a. which is not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company or of the investment adviser or underwriter (distributor) of such Investment Company, or
     b. which is a "bank" (as defined in Section 2(a) of the Investment Company Act of 1940).

     This bond does not afford coverage in favor of the employers of persons as set forth in 4. and 7. above, and upon payment to the INSURED by the UNDERWRITER resulting directly from Larceny or Embezzlement committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the INSURED'S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the INSURED to the UNDERWRITER, and the INSURED shall execute all papers necessary to secure to the UNDERWRITER the rights provided for herein.

     Each employer of persons as set forth in 3., 4. and 7. above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 18.

G-131697-A                                                         PAGE 13 OF 15
(ED. 06/98)

[GRAPHIC OMITTED]

     Independent contractors not specified in 3., 4., 7. above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered Employees.

     FORGERY means the signing of the name of another person or organization with the intent to deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity, for any purpose.

     INVESTMENT COMPANY means an investment company registered under the Investment Company Act of 1940 and as listed under the NAME OF INSURED on the DECLARATIONS.

     ITEMS OF DEPOSIT means one or more checks or drafts drawn upon a financial institution in the United States of America.

     LARCENY  OR  EMBEZZLEMENT  means  larceny or  embezzlement  as set forth in
     Section 37 of the Investment Company Act of 1940.

     PROPERTY means money (i.e., currency, coin, bank notes, or Federal Reserve notes); postage and revenue stamps; U.S. Savings Stamps; securities, including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; insurance policies; deeds; mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, mortgages and instruments; other valuable papers, including books of accounts and other records used by the INSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the INSURED acquired an interest at the time of the INSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the INSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the INSURED is liable therefor.

     RELATIVE means the spouse of an Employee or partner of the INSURED and any unmarried child supported wholly by, or living in the home of, such Employee or partner and being related to them by blood, marriage or legal guardianship.

     SECURITIES, documents or other written instruments means original (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

     TRANSPORTATION COMPANY means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

     VOICE INITIATED ELECTION means any election concerning dividend options available to Investment Company shareholders or subscribers which is requested by voice over the telephone.

     VOICE INITIATED REDEMPTION means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.

G-131697-A                                                         PAGE 14 OF 15
(ED. 06/98)

[GRAPHIC OMITTED]

     VOICE INITIATED TRANSACTION(S) means any Voice Initiated Redemption or Voice Initiated Election.








      [GRAPHIC OMITTED]                        [GRAPHIC OMITTED]
          Secretary                          Chairman of the Board


G-131697-A                                                         PAGE 15 OF 15
(ED. 06/98)

--------------------------------------------------------------------------------

                             INVESTMENT COMPANY BOND

                            GROWTH IN SIZE PROVISIONS

In consideration of the premium paid, it is understood and agreed that CONDITIONS AND LIMITATIONS, Section 14. ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION, MERGER OR PURCHASE OR ACQUISITION OF ASSETS OR LIABILITIES - NOTICE TO UNDERWRITER is amended by the addition of the following:

14.      INCREASE IN SIZE

If an INSURED, other than an Investment Company as defined in the Policy, merges or consolidates with or purchases or acquires assets or liabilities of another entity, there is no coverage under this bond for loss which involves any assets or employees acquired as a result of that transaction unless the INSURED gives the UNDERWRITER written notice of the proposed transaction prior to its proposed effective date and obtains the written consent of the UNDERWRITER to include those assets or employees under this bond and pays the UNDERWRITER any additional premium charged.

If an INSURED creates, other than by acquisition, a new investment company required by the SEC Reg 17g-1 to have coverage of the type afforded by this bond, that investment company will be automatically insured hereunder, provided that the total combined limit of liability for all INSURED covered hereunder, as required by SEC Reg 17g-1, including the newly created investment company does not exceed $15,000,000. If the coverage required for the newly created investment company will exceed that limit, no coverage will be provided hereunder for the investment company without the written consent of the UNDERWRITER.

If an Investment Company requires an increase in limits to comply with SEC Reg. 17g-1 due to an increase in asset size, whether by growth of current funds insured under the bond or by the addition of new funds, that increase in limits shall take place automatically and will be covered until the next Annual Period without payment of additional premium, provided that the total combined limit of liability for all INSUREDS under this bond does not exceed $15,000,000 after including the increase in limits needed due to the increase in asset size. If the increase in limits needed as a result of the increase in assets will exceed $15,000,000, then the increase will not occur unless written consent of the UNDERWRITER is obtained.

Within 15 days of the end of each Annual Period, each Investment Company insured hereunder shall advise the UNDERWRITER, in writing, of its current asset size as of the conclusion of that Annual Period and shall pay to the UNDERWRITER any additional premium required by it for any newly created investment companies or any increase in limits that will carry into the current Annual Period.

DEFINITIONS

ANNUAL PERIOD means each consecutive twelve month period commencing on the effective date of this bond.


This endorsement, which forms a part of and is for attachment to the following described Policy issued by the designated Insurers takes effect on the effective date of said Policy, unless another effective date is shown below, at the hour stated in said Policy and expires concurrently with said Policy.

---------------------------------------------------        -------------------------------------------------------------------
              Must be Completed                            Complete Only When This Endorsement Is Not Prepared with the Policy
                                                                        OR is Not to be Effective with the Policy
---------------------------------------------------        -------------------------------------------------------------------
ENDT. NO.                       POLICY NO.                 ISSUED TO                                    EFFECTIVE DATE
                                                                                                        OF THIS ENDORSEMENT

    1                           169783445
---------------------------------------------------        -------------------------------------------------------------------

[GRAPHIC OMITTED]

                                Countersigned by
                                                --------------------------------
                                                    Authorized Representative

PRO-4144-A
(ED. 01/00)                                                          PAGE 1 OF 1

[GRAPHIC OMITTED]


                    TRADE AND ECONOMIC SANCTIONS ENDORSEMENT

In consideration of the premium paid, a new condition is added to the policy as follows:

This policy does not provide coverage for an ABC CORP. INSURED transaction or that part of LOSS that is uninsurable under the laws or regulations of the United States concerning trade or economic sanctions.





All other provisions of the Policy remain unchanged.

--------------------------------------------------------------------------------
This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.



By Authorized Representative
                            ----------------------------------------------------
(No signature is required issued with the Policy or if it is effective on the Policy Effective Date)
--------------------------------------------------------------------------------





--------------------------------------------------------------------------------
PRO9482 (5-04)                                             Policy No:  169783445
Page 1                                                Endorsement No:  2
Columbia Casualty Company                             Effective Date:

                                                                       EXHIBIT B


                         KALMAR POOLED INVESTMENT TRUST

               APPROVAL TO RENEW THE TRUST'S FIDELITY BOND POLICY


RESOLVED, that the fidelity bond ("Bond") in an amount which shall be determined by the Trust's appropriate officers to be necessary and appropriate, covering, among others, officers and employees of the Trust in accordance with the requirements of the 1940 Act after having given due consideration to all of the factors deemed relevant by the Board, including the value of the assets of the Trust to which any such covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities held, is approved; and it is further

RESOLVED, that the appropriate officers of the Trust be, and each hereby is, authorized and directed to renew the Bond written by Columbia Casualty Insurance Company at an aggregate premium which covers, among others, officers and employees of the Trust, in accordance with the requirements of Rule 17g-1 promulgated by the SEC under Section 17(g) of the 1940 Act; and it is further

RESOLVED, that the appropriate officers of the Trust be, and each hereby is, authorized to increase or decrease the amount of the Bond to remain in compliance with the 1940 Act and the rules thereunder; and it is further

RESOLVED, that the Secretary of the Trust, or her agent, is hereby designated to make all filings with the SEC and to give all notices on behalf of the Trust required by Rule 17g-1 promulgated under the 1940 Act.